UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2020

Commission File Number: 001-36581

Vascular Biogenics Ltd.

(Translation of registrant’s name into English)

8 HaSatat St.,

Modi’in,

Israel 7178106

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ]	No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ]	No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Entry into a Material Definitive Agreement.

Registered Direct Offering of Ordinary Shares

On May 11 2020, Vascular Biogenics Ltd., a company organized under the laws of Israel (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with several of its current large shareholders, pursuant to which the Company agreed to issue and sell, in a registered direct offering (the “Offering”), an aggregate of 5,142,857 ordinary shares (the “Shares”), par value NIS 0.01 per share, of the Company (“Ordinary Shares”) at an offering price of $1.575 per share for gross proceeds of approximately $8.1 million, before the deduction of the Placement Agent (as defined below) fee and offering expenses. The Shares were offered by the Company pursuant to a registration statement on Form F-3 (File No. 333-222138), that was filed with the Securities and Exchange Commission on December 18, 2017, as amended on January 2, 2018, and that was declared effective on January 4, 2018. The Purchase Agreement contains customary representations, warranties and agreements by the Company and customary conditions to closing. The closing of the Offering and the Private Placement (as defined below) is expected to occur on or about May 12, 2020, subject to the satisfaction of closing conditions.

In connection with the Offering, the Company engaged H.C. Wainwright & Co., LLC (the “Placement Agent”) to act as its exclusive placement agent for the Offering and the Private Placement, to whom the Company agreed to pay a cash fee equal to 3.0% of the aggregate gross proceeds raised from the sale of the securities sold in the Offering.

Private Placement

In a concurrent private placement (the “Private Placement”), the Company agreed to issue to the investors that participated in the Offering unregistered warrants to purchase an aggregate of up to 5,142,857 Ordinary Shares (the “Warrants”). Each Warrant is exercisable immediately upon issuance at an exercise price of $1.45 per share, subject to adjustment, and will remain exercisable for 18 months following such date, but not thereafter. A holder of Warrants will not have the right to exercise any portion of its warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99%, or 9.99% at the election of the investor, of the number of our ordinary shares outstanding immediately after giving effect to such exercise (the “Beneficial Ownership Limitation”); provided, however, that upon notice to the Company, the holder may increase or decrease the Beneficial Ownership Limitation, provided further that in no event shall the Beneficial Ownership Limitation exceed 9.99% and any increase in the Beneficial Ownership Limitation will not be effective until 61 days following notice of such increase from the holder to us. In addition, the holders of the Warrants will have the right to participate in any rights offering or distribution of assets (such as a spinoff) together with the holders of our ordinary shares on an as-exercised basis. The exercise price and number of ordinary shares issuable upon the exercise of the Warrants are subject to adjustment for stock splits, reverse splits, and similar capital transactions, as described in the Warrants.

The Warrants and the ordinary shares issuable upon the exercise of the Warrants have not been registered under the Securities Act and were offered pursuant to the exemption provided in Section 4(a)(2) under the Securities Act and Rule 506(b) promulgated thereunder. Accordingly, purchasers may only sell the ordinary shares issued upon exercise of the Warrants pursuant to an effective registration statement under the Securities Act covering the resale of those shares, an exemption under Rule 144 under the Securities Act or another applicable exemption under the Securities Act. The Company has agreed to register the resale of the ordinary shares underlying the Warrants with the Securities and Exchange Commission within 30 days of the date of the Purchase Agreement.

The foregoing summaries of the Purchase Agreement and the Warrants do not purport to be complete and are subject to, and qualified in their entirety by, such documents attached as Exhibits 10.1 and 4.1, respectively, to this Form 6-K, which are incorporated herein by reference.

The representations, warranties and covenants contained in the Purchase Agreement and the Warrants were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to the Purchase Agreement and the Warrants and may be subject to limitations agreed upon by the contracting parties. Accordingly, the Purchase Agreement and the Warrants are incorporated herein by reference only to provide investors with information regarding the terms of the Purchase Agreement and the Warrants and not to provide investors with any other factual information regarding the Company or its business, and should be read in conjunction with the disclosures in the Company’s periodic reports and other filings with the Commission.

The legal opinion, including the related consent, of Horn & Co. relating to the issuance and sale of the Shares is filed as Exhibit 5.1 hereto.

Other Events

The Company issued a press release announcing the closing of its previously announced registered direct offering as well as announcing the Offering and the Private Placement on May 12, 2020. A copy of the press release is attached hereto as Exhibit 99.1, and is incorporated herein by reference.

Exhibits.

Exhibit Number	Description

4.1	Form of Warrant
5.1	Opinion of Horn & Co., Israeli counsel to the Company.
10.1	Form of Securities Purchase Agreement, dated May 11, 2020
23.1	Consent of Horn & Co. (included in Exhibit 5.1)
99.1	Press Release dated May 12, 2020 announcing the pricing of the Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VASCULAR BIOGENICS LTD.

Date: May 12, 2020	By:	/s/ Dror Harats
Dror Harats
Chief Executive Officer